VIA EDGAR

September 10, 2019

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Tonya K. Aldave

Re:	SpringWorks Therapeutics, Inc. Acceleration Request for Registration Statement on Form S-1 File No. 333-233351

Dear Ms. Aldave,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), SpringWorks Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to September 12, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Michael Rosenberg at (212) 813-8885. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Michael Rosenberg, by facsimile to (646) 558-4102.

If you have any questions regarding this request, please contact Michael Rosenberg of Goodwin Procter LLP at (212) 813-8885.

Sincerely,

SPRINGWORKS THERAPEUTICS, INC.

/s/ Saqib Islam
Saqib Islam, J.D. Chief Executive Officer

cc:	Francis I. Perier, Jr., SpringWorks Therapeutics, Inc.

Badreddin Edris, SpringWorks Therapeutics, Inc.

Michael V. Greco, SpringWorks Therapeutics, Inc.

Kingsley L. Taft, Esq., Goodwin Procter LLP

Laurie A. Burlingame, Esq., Goodwin Procter LLP